SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Amendment No. 3)*

Audible, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

05069A104

(CUSIP Number)

Bertelsmann, Inc.

1745 Broadway

New York, NY 10019

Attn.: Joshua Kraus, Esq.

Tel.: (212) 782-1142

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 5, 2007

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box:  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05069A104	13D

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Random House, Inc. IRS No. 13-2558190
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER: Less than 5%
8. SHARED VOTING POWER Less than 5%
9. SOLE DISPOSITIVE POWER: Less than 5%
10. SHARED DISPOSITIVE POWER Less than 5%

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Less than 5%
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 5%
14.	TYPE OF REPORTING PERSON* CO

CUSIP No. 05069A104	13D

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Random House VG LLC (f.k.a. Random House Ventures LLC) IRS No. 13-4090714
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER: Less than 5%
8. SHARED VOTING POWER Less than 5%
9. SOLE DISPOSITIVE POWER: Less than 5%
10. SHARED DISPOSITIVE POWER Less than 5%

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Less than 5%
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 5%
14.	TYPE OF REPORTING PERSON* PN

CUSIP No. 05069A104	13D

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Bertelsmann, Inc. IRS No. 95-2949493
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER: Less than 5%
8. SHARED VOTING POWER Less than 5%
9. SOLE DISPOSITIVE POWER: Less than 5%
10. SHARED DISPOSITIVE POWER Less than 5%

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Less than 5%
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 5%
14.	TYPE OF REPORTING PERSON* CO

CUSIP No. 05069A104	13D

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Bertelsmann Multimedia, Inc. IRS No. 13-4010933
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER: Less than 5%
8. SHARED VOTING POWER Less than 5%
9. SOLE DISPOSITIVE POWER: Less than 5%
10. SHARED DISPOSITIVE POWER Less than 5%

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Less than 5%
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 5%
14.	TYPE OF REPORTING PERSON* CO

CUSIP No. 05069A104	13D

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Bertelsmann Publishing Group, Inc. IRS No. 13-2790609
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER: Less than 5%
8. SHARED VOTING POWER Less than 5%
9. SOLE DISPOSITIVE POWER: Less than 5%
10. SHARED DISPOSITIVE POWER Less than 5%

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Less than 5%
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 5%
14.	TYPE OF REPORTING PERSON* CO

Bertelsmann, Inc., a Delaware corporation (“Bertelsmann, Inc.”), Bertelsmann Multimedia, Inc., a Delaware corporation and a wholly-owned direct subsidiary of Bertelsmann, Inc. (“Bertelsmann Multimedia”), Bertelsmann Publishing Group, Inc., a Delaware corporation and a wholly-owned direct subsidiary of Bertelsmann, Inc. (“Bertelsmann Publishing”), Random House, Inc., a New York corporation and a wholly-owned direct subsidiary of Bertelsmann Publishing (“Random House, Inc.”) and Random House VG LLC (f.k.a. Random House Ventures LLC), a Delaware limited liability company the sole member of which is Random House, Inc. (“RH Ventures”), hereby amend and supplement the Statement on Schedule 13D, originally filed on August 14, 2003 (“Initial Schedule 13D”) and amended by filing Amendment No. 1 thereto on December 24, 2003 (“Amendment No. 1”) and Amendment No. 2 thereto on December 3, 2004 (“Amendment No. 2” together with the Initial Schedule 13D, Amendment No. 1 and this Amendment No. 3 the “Schedule 13D”), with respect to the beneficial ownership of shares of Common Stock, par value $0.01 per share of Audible, Inc., a Delaware corporation. As used herein, Bertelsmann, Inc., Bertelsmann Multimedia, Bertelsmann Publishing, Random House, Inc. and RH Ventures are referred to individually as a “Reporting Person” and collectively as the “Reporting Persons”.

Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the original Schedule 13D is hereby amended by the addition of the following:

“The Reporting Persons are filing Amendment No. 3 to disclose that the Reporting Persons beneficially own in the aggregate less than 5% of the outstanding shares of Common Stock.”

Item 5. Interest in Securities of the Issuer.

Item 5 of the original Schedule 13D is hereby amended to read as follows:

“(a)(b) The Reporting Persons currently beneficially own in the aggregate less than 5% of the outstanding shares of Common Stock of the Issuer.

(c)(d) Not applicable.

(e) The Reporting Persons ceased to be the beneficial owners of more than 5% of the outstanding shares of Common Stock upon the expiration of a warrant to purchase 292,277 shares of Common Stock on May 5, 2007.”

Item 7. Material to be Filed as Exhibits.

Exhibit 8* Joint Filing Agreement dated as of December 3, 2004 between Random House, Inc., Random House Ventures LLC, Bertelsmann, Inc., Bertelsmann Multimedia, Inc. and Bertelsmann Publishing Group, Inc.

*	Previously filed.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 21, 2007

RANDOM HOUSE, INC.

By:	/s/ Robert J. Sorrentino
Name:	Robert J. Sorrentino
Title:	Senior Vice President, Taxes

RANDOM HOUSE VG LLC

By:	/s/ Robert J. Sorrentino
Name:	Robert J. Sorrentino
Title:	Vice President, Taxes

BERTELSMANN, INC.

By:	/s/ Robert J. Sorrentino
Name:	Robert J. Sorrentino
Title:	President and Chief Executive Officer

BERTELSMANN MULTIMEDIA, INC.

By:	/s/ Robert J. Sorrentino
Name:	Robert J. Sorrentino
Title:	President

BERTELSMANN PUBLISHING GROUP, INC.

By:	/s/ Robert J. Sorrentino
Name:	Robert J. Sorrentino
Title:	President